

Mail Stop 3561

March 23, 2017

David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival PLC
3655 N. W. 87th Avenue
Miami, FL 33178

   Re: **Carnival Corporation**
      Form 10-K for the Fiscal Year Ended November 30, 2016
      Filed January 30, 2017
      File No. 001-09610

      Carnival PLC
      Form 10-K for the Fiscal Year Ended November 30, 2016
      Filed January 30, 2017
      File No. 001-15136

Dear Mr. Bernstein:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Melissa Raminpour

          Melissa Raminpour
          Branch Chief
          Office of Transportation and Leisure